TRYON ALPHA, INC. LETTERHEAD

March 10, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:      Brian K. Bhandari
Raj Rajan

Mailstop 3561

Re:         Tryon Alpha, Inc.
Form 10-K/A for Fiscal Year Ended
March 31, 2009
Supplemental Response filed February 10, 2010
File No. 000-53139

Ladies and Gentlemen:

This letter sets forth the responses of Tryon Alpha, Inc. ("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 22, 2010 (the "Comment Letter") concerning Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2009 as filed with the Commission on February 10, 2010 (the “Amendment No. 1”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein are to Amendment No. 2 to the Company's Annual Report on Form 10-K for the year ended March 31, 2009 ("Amendment No. 2"), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Form 10-K for the Fiscal Year Ended March 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1.
We reviewed the revised audit report filed in response to comment one of our letter dated January 26, 2010.  Please advise you independent accountant6 to revise their audit report to address the following issues and amend your Form 10-K accordingly:

Securities and Exchange Commission
Division of Corporation Finance
March 10, 2010

•
the scope and opinion paragraphs did not address statement of operations, stockholders' deficit and cash flows for the years ended March 31, 2008 and 2009.  This information was removed in the current amendment.

•	the inception date in the scope paragraph should be revised from "December 7, 2007" to "December 3, 2007"

•	the inception date in the opinion paragraph should be revised from "December 7, 2007" to "December 3, 2007."

Response:

We advise the Staff that our auditor has revised the scope and opinion paragraphs of its audit report filed with the financial statements included with Amendment No. 2 as requested in the foregoing comment.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 19

2.
We note that you have removed your conclusion on the effectiveness of your internal control over financial reporting and repeated your conclusion on disclosure controls and procedures.  Please revise to include your conclusion on the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Response:

We advise the Staff that we have revised Item 9A in Amendment No. 2 to include management's conclusion on the effectiveness of the Company's internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Please note that we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
Division of Corporation Finance
March 10, 2010

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at (704) 202-5148 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,
TRYON ALPHA, INC.

By:	/s/ Mercer Cauley
Mercer Cauley, President